Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 8, 2021
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021, as supplemented by Supplement No. 1 dated May 6, 2021, Supplement No. 2 dated May 14, 2021 and Supplement No. 3 dated June 4, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of June 2021;
•the limit on redemptions pursuant to our share redemption plan for the third quarter of 2021; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class N and Class T2 shares of our common stock on each business day for the month of June 2021. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
June 1, 2021	$15.05	$15.14	$15.09	$15.13	$15.14	$15.09	$15.08
June 2, 2021	$15.07	$15.16	$15.11	$15.15	$15.16	$15.11	$15.10
June 3, 2021	$15.06	$15.15	$15.10	$15.14	$15.15	$15.10	$15.10
June 4, 2021	$15.06	$15.15	$15.10	$15.14	$15.15	$15.10	$15.10
June 7, 2021	$15.08	$15.17	$15.12	$15.16	$15.17	$15.12	$15.11
June 8, 2021	$15.10	$15.19	$15.14	$15.18	$15.18	$15.14	$15.13
June 9, 2021	$15.10	$15.19	$15.14	$15.18	$15.18	$15.14	$15.13
June 10, 2021	$15.11	$15.20	$15.15	$15.19	$15.20	$15.15	$15.14
June 11, 2021	$15.11	$15.19	$15.14	$15.19	$15.19	$15.15	$15.14
June 14, 2021	$15.11	$15.20	$15.15	$15.19	$15.20	$15.15	$15.14
June 15, 2021	$15.09	$15.18	$15.13	$15.17	$15.18	$15.13	$15.13
June 16, 2021	$15.08	$15.17	$15.12	$15.16	$15.17	$15.12	$15.12
June 17, 2021	$15.08	$15.17	$15.12	$15.16	$15.16	$15.12	$15.11
June 18, 2021	$15.06	$15.15	$15.10	$15.13	$15.14	$15.09	$15.09
June 21, 2021	$15.09	$15.18	$15.13	$15.17	$15.17	$15.13	$15.12
June 22, 2021	$15.08	$15.17	$15.12	$15.16	$15.17	$15.12	$15.12
June 23, 2021	$15.09	$15.17	$15.12	$15.16	$15.17	$15.12	$15.12
June 24, 2021	$15.08	$15.17	$15.12	$15.15	$15.16	$15.12	$15.11
June 25, 2021	$15.16	$15.25	$15.20	$15.25	$15.24	$15.20	$15.20
June 28, 2021	$15.16	$15.25	$15.20	$15.24	$15.24	$15.19	$15.19
June 29, 2021	$15.16	$15.25	$15.20	$15.24	$15.24	$15.19	$15.19
June 30, 2021	$15.15	$15.24	$15.19	$15.23	$15.23	$15.18	$15.19

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Share Redemption Plan Limit

For the quarter ended September 30, 2021, the limit for redemptions pursuant to our share redemption plan is $22,760,553.

Impact of COVID-19

We continue to closely monitor the impact of the coronavirus (COVID-19) pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

During June 2021, our NAV per share increased approximately 0.7% - 0.9% for each share class. This increase is primarily attributable to an approximate 0.5% increase in the value of our real estate property portfolio combined with an approximate 2.8% increase in the value of our real estate equity securities portfolio.

Our entire property portfolio remains stable with strong collections. Occupancy as of June 30, 2021 and our collections during the month of June 2021 and for the second quarter of 2021, by property type, are as follows:

June 2021:
•Office – 94.2% occupied and 100.0% collected
•Industrial – 100.0% occupied and 100.0% collected
•Retail – 97.1% occupied and 99.2% collected
•Apartment – 99.4% occupied and 99.8% collected

Second Quarter 2021:
•Office – 100.0% collected
•Industrial – 100.0% collected
•Retail – 99.4% collected
•Apartment – 99.6% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of June 30, 2021, our weighted average remaining lease term for our commercial properties was 4.8 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. From the beginning of the pandemic through June 30, 2021, we entered into agreements with nine of our tenants that included abatement of rent amounting to approximately 0.2% of the annual contractual rent for the entire property portfolio, and/or deferral of rent amounting to approximately 1.1% of the annual contractual rent for the entire property portfolio. For tenants with whom we have agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of June 30, 2021 has been paid.